SLR Consulting (Canada) Ltd
55 University Avenue, Suite 501, Toronto, ON M5J 2H7

CONSENT

To: **United States Securities and Exchange Commission**

Re: **Fury Gold Mines Limited (the "Company")**
Annual Report on Form 40-F
Consent of Expert

This consent is provided in connection with the Company's annual report on Form 40-F for the year ended December 31, 2020 to be filed by the Company with the United States Securities and Exchange Commission (the "**SEC**") and any amendments thereto (the "**Annual Report**"). The Annual Report incorporates by reference, among other things, the Company's Annual Information Form for the year ended December 31, 2020 (the "**AIF**"), and the Company's Management Discussion and Analysis for the year ended December 31, 2020 (the "**MD&A**").

We hereby consent to the use of our name in connection with reference to our involvement in the preparation of the following technical report (the "**Technical Report**"):

- Technical report entitled "Technical Report on the Committee Bay Project, Nunavut Territory, Canada" dated May 31, 2017 as amended on October 23, 2017 with an effective date of May 31, 2017,

and to references to the Technical Report, or portions thereof, in the Annual Report, the AIF, the MD&A and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report, the AIF and the MD&A.

Dated this 31st day of March, 2021.

Sincerely,

SLR Consulting (Canada) Ltd.
(formerly Roscoe Postle Associates Inc.)

Per:

(Signed) ***Luke Evans***

Luke Evans, M.Sc., P.Eng.
Global Technical Director – Geology and Mineral Resources